Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends—Continuing Operations

(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations	$22,786	$(25,316)	$(16,417)	$(11,724)	$(13,217)	$(1,231,329)	$(695,290)
Add:
Cash distributions of income from unconsolidated joint ventures	160	20	20	—	3,465	1,975	16,717
Provision (benefit) for income taxes	376	275	(56)	(557)	(96,265)	(5,495)	(149,003)
Homebuilding interest amortized to cost of sales and interest expense	47,187	45,085	94,804	100,739	134,188	93,551	120,596
Interest portion of rent expense	250	250	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	(2,668)	(636)	207	1,166	(4,598)	(150,875)	(188,975)

Earnings (loss):	$73,427	$20,950	$78,644	$87,792	$33,269	$(989,923)	$(517,505)

Fixed charges:
Homebuilding interest incurred	$70,620	$70,207	$140,905	$110,358	$107,976	$137,398	$138,595
Interest portion of rent expense	250	250	500	500	500	500	500

Fixed Charges	$70,870	$70,457	$141,405	$110,858	$108,476	$137,898	$139,095

Ratio of Earnings to Fixed Charges (a)	1.0	0.3	0.6	0.8	0.3	(7.2)	(3.7)

(a)	As there was no outstanding preferred stock with preference dividends during the periods in the table above, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are the same calculation.